Exhibit 99.1

New Issue Announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

7 January 2019

The Manager

Company Notices Section

ASX Limited

Level 4, North Tower, Rialto Towers

525 Collins Street

MELBOURNE VIC 3000

Dear Sir/Madam

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Mesoblast Limited ACN 109 431 870 (Mesoblast) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

Mesoblast has issued 1,209,187 ordinary shares in Mesoblast (the Shares) to Maxim Group as consideration for advisory services in connection with the completion of the strategic partnership with Tasly Pharmaceutical Group.

Mesoblast advises that:

1.	the Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;
2.	this notice is being given under section 708A(5)(e) of the Corporations Act;
3.	as at the date of this notice, Mesoblast has complied with:
(a)	the provisions of Chapter 2M of the Corporations Act as they apply to Mesoblast; and
(b)	section 674 of the Corporations Act;
4.	as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Corporations Act; and
5.

the Company remains in active discussions with a number of potential global commercialization partners and strategic financial institutions regarding potential transactions and access to non-dilutive capital.  In addition, the Company has completed patient recruitment in the events-driven Phase 3 trial of its advanced chronic heart failure product candidate, as indicated in the ASX announcement filed concurrently with this notice.

Yours sincerely

Charlie Harrison

Company Secretary

Mesoblast Limited

+ See chapter 19 for defined terms.

04/03/2013

Exhibit 99.1

New Issue Announcement

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
MESOBLAST LTD

ABN
68 109 431 870

We (the entity) give ASX the following information.

Part 1 ‑ All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,260,295 ordinary shares, 990,000 unquoted options to acquire ordinary shares.

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1,260,295 ordinary shares (fully paid) as per the company’s constitution.

200,000 unquoted options to acquire ordinary shares at a price per share of A$1.52, vesting in three equal tranches on 18 June 2019, 18 June 2020 and 18 June 2021 respectively, and expiring 17 June 2025.

200,000 unquoted options to acquire ordinary shares at a price per share of A$1.56, vesting in three equal tranches on 11 July 2019, 11 July 2020 and 11 July 2021 respectively, and expiring 10 July 2025.

590,000 unquoted options to acquire ordinary shares at a price per share of A$1.33, vesting in three equal tranches on 30 November 2019, 30 November 2020 and 30 November 2021 respectively, and expiring 29 November 2025.

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 1

Exhibit 99.1

New Issue Announcement

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes for the ordinary shares. Shares issued on the exercise of unquoted options will rank equally with quoted shares as from their date of issue.

5	Issue price or consideration

1,209,187 ordinary shares issued (fully paid) issued for consideration of US$1,170,000 (A$1.33 per share).

51,108 ordinary shares issued upon the exercise of options in accordance with the Company’s Employee Share Option Plan for consideration of A$40,854.

Each option was issued for no issue price.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1,209,187 ordinary shares issued to Maxim Group as consideration for advisory services in connection with the completion of the strategic partnership with Tasly Pharmaceutical Group

51,108 ordinary shares (fully paid) issued upon the exercise of options in accordance with the Company’s Employee Share Option Plan.

990,000 unquoted options to acquire ordinary shares issued pursuant to the Company’s Employee Share Option Plan.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 2

Exhibit 99.1

New Issue Announcement

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	Not applicable

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Not applicable

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12).  For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		Date Registered 15 October 2018 4 January 2019 Total Date Registered 31 December 2018 31 December 2018 31 December 2018 Total	Number of ordinary shares issued 51,108 1,209,187 14,726,259 Number of unquoted options to acquire shares issued 200,000 200,000 590,000 990,000

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	498,626,208	Ordinary shares

Number	+Class

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 3

Exhibit 99.1

New Issue Announcement

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	23,951,226 (16,666 options have been cancelled since last Appendix 3B)	Unquoted options
		1,500,000	Incentive rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All ordinary shares rank equally and participate in the right to dividends equally.

Part 2 ‑ Pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 4

Exhibit 99.1

New Issue Announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	Not applicable

Part 3 ‑ Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 5

Exhibit 99.1

New Issue Announcement

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	Not applicable

39	+Class of +securities for which quotation is sought	Not applicable

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	Not applicable

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 6

Exhibit 99.1

New Issue Announcement

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 7

Exhibit 99.1

New Issue Announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form.  If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:

Date: 7 January 2019

Company secretary

Print name:	Charlie Harrison

== == == == ==

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 8

Exhibit 99.1

New Issue Announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	470,857,738

Add the following:

•Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•Include only ordinary securities here – other classes of equity securities cannot be added

•Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•It may be useful to set out issues of securities on different dates as separate line items

6 March 2018: 25,000 (exercise of options)

6 March 2018: 8,333 (exercise of options)

10 July 2018: 8,474,576 (ordinary shares issued to Novaquest)

20 July 2018: 50,000 (exercise of options)

28 September 2018: 212,000 (exercise of options)

12 October 2018: 14,464,259 (ordinary shares issued to Tasly)

15 October 2018: 51,108 (exercise of options)

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period
“A”	494,143,014

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 9

Exhibit 99.1

New Issue Announcement

Multiply “A” by 0.15	74,121,452
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•Under an exception in rule 7.2

•Under rule 7.1A

•With security holder approval under rule 7.1 or rule 7.4

Note:

•This applies to equity securities, unless specifically excluded – not just ordinary securities

•Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•It may be useful to set out issues of securities on different dates as separate line items

19 January 2018: 1,500,000 incentive rights 19 January 2018: 2,381,150 ordinary shares 15 May 2018: 892,857 ordinary shares 4 January 2019: 1,209,187 ordinary shares
“C”	5,983,194
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	74,121,452
Subtract “C” Note: number must be same as shown in Step 3	5,983,194
Total [“A” x 0.15] – “C”	68,138,258 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

04/03/2013Appendix 3B Page 10

Exhibit 99.1

New Issue Announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	Not applicable
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	Not applicable
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•This applies to equity securities – not just ordinary securities

•Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•It may be useful to set out issues of securities on different dates as separate line items

Not applicable
“E”	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B Page 11	04/03/2013

Exhibit 99.1

New Issue Announcement

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	Not applicable
Subtract “E” Note: number must be same as shown in Step 3	Not applicable
Total [“A” x 0.10] – “E”	Not applicable Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 12	04/03/2013